                                                                   Exhibit 99(i)


Audited Consolidated Financial Statements

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

As of December 31, 1996 and 1995




Report of Independent Public Accountants...............................1
Consolidated Balance Sheets............................................2
Consolidated Statements of Income......................................4
Consolidated Statements of Stockholder's Equity........................5
Consolidated Statements of Cash Flows..................................6
Notes to Consolidated Financial Statements.............................7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
The North American Coal Corporation:

We have audited the accompanying consolidated balance sheets of The North American Coal Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The North American Coal Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                        Arthur Andersen LLP
Dallas, Texas,
February 4, 1997

                       THIS PAGE INTENTIONALLY LEFT BLANK

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 1996 and 1995

(Amounts in Thousands)

                                                    1996           1995
                                                  ---------      ---------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                      $   4,310      $   4,700
   Note receivable from Parent Company               41,952         14,939
   Accounts receivable                               27,753         23,156
   Inventories                                       27,204         29,736
   Other current assets                               1,892          2,002
                                                  ---------      ---------
                                                    103,111         74,533
OTHER ASSETS:

   Notes receivable                                   2,621          3,217
   Costs recoverable under sales contracts            4,895          5,785
   Other investments and receivables                 16,485         13,804
                                                  ---------      ---------
                                                     24,001         22,806
PROPERTY, PLANT AND EQUIPMENT--at cost:
   Coal lands and real estate                        94,017         93,052
   Plant and equipment                              451,774        439,862
   Construction in progress                           7,346          6,485
                                                  ---------      ---------
                                                    553,137        539,399
   Less allowance for depreciation, depletion
      and amortization                             (230,453)      (208,330)
                                                  ---------      ---------
                                                    322,684        331,069
DEFERRED CHARGES:
   Advance royalties                                  6,326          5,952
   Deferred lease costs                              36,516         34,936
   Other                                              7,452          4,654
                                                  ---------      ---------
                                                     50,294         45,542
                                                  ---------      ---------
                                                  $ 500,090      $ 473,950
                                                  =========      =========


The accompanying notes are an integral part of these statements.

                                                           1996         1995
                                                          --------     --------
         LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable                                       $ 15,048     $ 19,769
   Payable to affiliated companies                             556          948
   Accrued liabilities                                      26,585       25,596
   Borrowings under revolving credit agreement              29,000            -
   Current maturities of long-term obligations              17,861       16,489
                                                          --------     --------
                                                            89,050       62,802
NON-CURRENT LIABILITIES:
   Deferred income taxes                                    19,852       19,156
   Pension compensation and other accrued liabilities       29,138       24,955
                                                          --------     --------
                                                            48,990       44,111
LONG-TERM OBLIGATIONS:
   Subsidiaries' liabilities--(not guaranteed by the
   Company or the Parent Company):
      Advances from customers                              184,234      176,384
      Notes payable                                         20,751       23,872
      Notes payable to affiliated company                       19           32
      Capitalized lease obligations                        136,630      146,384
                                                          --------     --------
                                                           341,634      346,672
MINORITY INTEREST                                            5,291        5,240

STOCKHOLDER'S EQUITY:
   Common stock, par value $1 a share:
      authorized 750 shares; issued and
      outstanding 500 shares                                     1            1
   Capital in excess of par value                           15,124       15,124
   Retained income                                               -            -
                                                          --------     --------
                                                            15,125       15,125
                                                          --------     --------
                                                          $500,090     $473,950
                                                          ========     ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1996 and 1995

(Amounts in Thousands)

                                                                 1996       1995
                                                               --------   --------
TONS OF COAL SOLD                                                27,597     26,680
                                                               ========   ========
INCOME:
   Net sales                                                   $245,046   $234,354
   Royalties, rental and other operating income                   4,004     13,632
   Interest, gain on sale of assets and miscellaneous income      4,752      4,984
                                                               --------   --------
                                                                253,802    252,970
                                                               --------   --------
COSTS AND EXPENSES:
   Cost of sales                                                166,696    162,377
   Depreciation, depletion and amortization                      31,162     30,382
   Selling, administrative and general expenses                  10,961      9,448
   Interest expense of subsidiaries                              13,832     15,312
                                                               --------   --------
                                                                222,651    217,519
                                                               --------   --------
       Income before income taxes and minority interest          31,151     35,451

INCOME TAXES:
   Current                                                        8,574      9,150
   Deferred                                                       1,312      1,690
                                                               --------   --------
                                                                  9,886     10,840

Minority interest in income of consolidated subsidiary            2,074      2,018
                                                               --------   --------

       Net income                                              $ 19,191   $ 22,593
                                                               ========   ========



The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 1996 and 1995

(Amounts in Thousands)

                                                Capital In
                                    Common       Excess of     Retained
                                     Stock       Par Value      Income             Total
                                    ------        -------        ----             --------
Balance at January 1, 1995          $    1        $15,124        $      -         $ 15,125

Net income                               -              -          22,593           22,593

Dividends                                -              -         (22,593)         (22,593)
                                    ------        -------        --------         --------
Balance at December 31, 1995        $    1        $15,124        $      -         $ 15,125

Net income                               -              -          19,191           19,191

Dividends                                -              -         (19,191)         (19,191)
                                    ------        -------        --------         --------
Balance at December 31, 1996        $    1        $15,124        $      -         $ 15,125
                                    ======        =======        ========         ========




The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1996 and 1995
(Amounts in Thousands)

OPERATING ACTIVITIES:                                                      1996             1995
                                                                         --------         ---------
   Net income                                                            $ 19,191         $  22,593
   Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation, depletion and amortization                               31,162            30,382
    Gain on sale of assets                                                    (84)             (279)
    Costs recovered under sales contracts                                     890             1,160
    Deferred lease costs                                                   (1,580)           (1,782)
    Deferred income taxes                                                   1,312             1,690
    Pensions and other accruals                                             3,610             1,280
    Other deferred costs                                                   (2,495)              208
                                                                         --------         ---------
                                                                           52,006            55,252
   Working capital changes:
    (Increase) decrease in accounts receivable and other assets            (4,114)              113
    (Increase) decrease in inventories                                      2,532            (2,525)
    Increase (decrease) in accounts payable and other liabilities          (5,538)           10,920
                                                                         --------         ---------
                                                                           (7,120)            8,508
                                                                         --------         ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                            44,886            63,760

INVESTING ACTIVITIES:

   Expenditures for property, plant and equipment                         (19,534)          (22,611)
   Proceeds from property disposals                                           171               552
   (Additions to) repayment of note receivable from Parent
      Company, net                                                        (27,013)            7,770
   Receipt of notes receivable                                                574               552
   Advance royalties                                                         (428)             (610)
   Other - net                                                             (3,216)           (1,841)
                                                                         --------         ---------
      NET CASH USED BY INVESTING ACTIVITIES                               (49,446)          (16,188)

FINANCING ACTIVITIES:
   Additions to (repayment of) lines of credit, net                        29,000           (16,717)
   Additions to advances from customers, net                                7,850            40,411
   Additions to long-term obligations                                      60,979            52,535
   Repayment of long-term obligations                                     (74,468)         (102,070)
   Dividends                                                              (19,191)          (22,593)
                                                                         --------         ---------
      NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                      4,170           (48,434)
                                                                         --------         ---------
DECREASE IN CASH AND CASH EQUIVALENTS                                        (390)             (862)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              4,700             5,562
                                                                         --------         ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $  4,310         $   4,700
                                                                         ========         =========



The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular Amounts In Thousands)

December 31, 1996 and 1995

NOTE A--ORGANIZATION

The North American Coal Corporation ("Company") is a wholly owned subsidiary of NACCO Industries, Inc. ("Parent Company"). The Company is the owner of The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine"), Red River Mining Company, its joint venture, ("Red River Mining"), and North American Coal Royalty Company. The Company is principally engaged in lignite mining through the operation of surface mines in North Dakota, Texas and Louisiana. The Company also operates a dragline at a limestone quarry in Florida.

Three of the Company's consolidated coal mining subsidiaries were organized to assume sales agreements with public utilities. All of the coal of these subsidiaries is sold to these public utilities pursuant to long-term contracts with terms up to 20 years and with extensions at the public utilities option. The sales prices provided by such contracts are based on cost, plus a profit per ton. As each mining subsidiary has a contract to provide coal to its customer, a significant portion of their revenue is derived from a single source. The financial position of the mining subsidiary and the Company could be materially impacted if the relationship with the customer was terminated or altered.

In December 1996, the Company was the successful bidder for a long-term coal mining project in south Texas, the San Miguel Lignite Project. The Company will provide mining services to San Miguel Electric Cooperative, Inc.'s lignite mine in Texas under a contract for 10.5 years, beginning on July 1, 1997. The Company expects to deliver to San Miguel Electric Cooperative approximately 1.8 million tons in 1997 and approximately 3 million tons annually through 2007.

NOTE B--ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its joint venture. Intercompany accounts have been eliminated.

CASH AND CASH EQUIVALENTS: Cash equivalents are investments purchased with an original maturity of three months or less.

INVENTORIES: Supply inventories are stated at average cost. Coal inventories are stated at the lower of cost or market.

COSTS RECOVERABLE UNDER SALES CONTRACTS: The coal sales agreements ("Agreements") of three subsidiaries provided for selling prices which allowed a profit during the defined development period of the mines. Production costs incurred during the development period in excess of the established selling price, as set forth in the Agreements, were deferred and are being recovered as a cost of coal tonnage sold after the development period. Recoveries of these costs amounted to approximately $890,000 and $1,160,000 in 1996 and 1995, respectively, and are included in net sales in the accompanying consolidated statements of income.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996 and 1995




NOTE B--ACCOUNTING POLICIES --continued

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated range of useful lives and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage.

RECLAMATION COSTS: Under certain federal and state regulations, the Company's subsidiaries are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the term of the related Agreements. Current reclamation costs are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are reimbursed under the Agreements.

PRIOR YEAR FINANCIAL STATEMENTS: Certain reclassifications have been made to the 1995 consolidated financial statements to conform to the 1996 presentation.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS: The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes. The Company enters into interest rate swap agreements with terms ranging from one to six years. The differential between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense as the floating interest rate changes over the life of the agreement.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-LIVED ASSETS: During fiscal year 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement had no material effect on the Company's accompanying financial statements.

CHANGE IN ACCOUNTING METHOD: In 1996, the mines converted to a new inventory/purchasing system. The conversion resulted in a change from the first-in, first-out method to the average cost method of the supply inventory valuation. As of December 31, 1996, average cost approximated first-in, first out. The cumulative effect is immaterial to the financial statements.

CHANGE IN ACCOUNTING ESTIMATE: Due to the extension of Falkirk's contract with its customers, Falkirk extended the estimated useful lives of preproduction costs and fixed assets.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996 and 1995


NOTE C--ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

                                                             December 31,
                                                        ----------------------
                                                         1996            1995
                                                        -------        -------
   Accounts receivable                                  $24,648        $18,783

   Accounts receivable from affiliated companies          2,327          3,588

   Refundable income taxes                                  778            785
                                                        -------        -------
                                                        $27,753        $23,156
                                                        =======        =======

NOTE D--INVENTORIES

Inventories are summarized as follows:

                                                             December 31,
                                                        ----------------------
                                                         1996            1995
                                                        -------        -------
   Coal                                                 $ 8,328        $10,618

   Mining supplies                                       18,876         19,118
                                                        -------        -------
                                                        $27,204        $29,736
                                                        =======        =======


NOTE E--ADVANCES FROM CUSTOMERS

Advances from customers represent amounts advanced to Coteau and Falkirk from public utilities to develop, operate and provide working capital for the mines. These advances are secured by all owned assets and assignment of all rights under the Agreements of Coteau and Falkirk, are non interest-bearing, and are without recourse to the Company and the Parent Company. No repayment schedule has been established for the Falkirk advances due to the funding agreement with the customers.

Estimated maturities for Coteau for the next five years, including current maturities which are included in accrued liabilities in the accompanying balance sheets, are as follows:

      1997        $  9,079
      1998           9,750
      1999           9,750
      2000           9,750
      2001           9,750
      Thereafter    72,175
                  --------
                  $120,254
                  ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

NOTE F--NOTES PAYABLE

Notes payable, less current maturities, are summarized in the following table. Neither the Company nor the Parent Company have guaranteed these borrowings. The promissory note for Sabine represents borrowings which the public utility arranged for Sabine.

                                                                             December 31,
                                                                         1996           1995
                                                                        -------        -------
THE COTEAU PROPERTIES COMPANY
   Mortgage note with no interest.  The note requires
      eight equal quarterly payments, beginning January 5, 1996,
      and is secured by the related coal lands.                         $     -        $ 3,000

THE SABINE MINING COMPANY
   Secured note payable due February 20, 2003, with
      semi-annual payments and an interest rate of LIBOR plus
      .25% on the unpaid balance (interest rate of 5.75% at
      December 31, 1996).  Under the terms of such agreement,
      substantially all assets are pledged and all rights under
      the Agreement are assigned.                                        11,786              -

   Promissory note payable to a bank under a revolving
      agreement providing for borrowings up to $10 million in
      1996 and $25 million in 1995.  Interest is based on the
      bank's daily cost of funds plus .45% (6.75% and 6.45%
      interest rate as of December 31, 1996 and 1995,
      respectively).  Under the terms of such agreement,
      substantially all assets are pledged and all rights
      under the Agreement are assigned.                                   5,298         16,172

   Secured note payable due June 1, 2001, with semi-annual
      payments and a fixed interest rate of 8.65% per annum
      on the unpaid balance.  Under the terms of such
      agreement, substantially all assets are pledged and all
      rights under the Agreement are assigned.                            3,500          4,500

OTHER                                                                       167            200
                                                                        -------        -------
                                                                        $20,751        $23,872
                                                                        =======        =======

Note maturities for the next five years, including current maturities, are as follows:

     1997                     $          6,310
     1998                                3,310
     1999                                3,143
     2000                                3,143
     2001                                2,643
     Thereafter                          8,512
                              ----------------
                              $         27,061
                              ================

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

NOTE F--NOTES PAYABLE--continued

Commitment fees paid to banks were approximately $18,000 and $46,000 in 1996 and 1995, respectively, and are included in interest expense in the accompanying consolidated statements of income.


NOTE G--REVOLVING CREDIT AGREEMENT

During 1996, the Company had a revolving credit agreement with a financial institution which is summarized as follows:

   Amount of revolving credit agreement                                                                $50,000,000
   Amount available at December 31, 1996                                                               $21,000,000

   Stated interest rate                                                                             LIBOR + .4375%

   Interest rate at December 31, 1996                                                                        6.06%

   Commitment and facility fee                                                                      .20% per annum

   Expiration date (with annual renewal option)                                                 September 27, 2001

The Company's revolving credit agreement includes certain financial covenants. The Company was in compliance with such covenants at December 31, 1996.

The Company enters into interest rate swap agreements which allow the Company to enter into long-term credit arrangements that have performance based, floating rates of interest and then swap them into fixed rates as opposed to entering into higher cost fixed-rate credit arrangements. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to floating rate debt on an ongoing basis. The following table summarizes the notional amount and related rate on the interest rate swap agreement outstanding at December 31, 1996:

                                 Variable               Fixed
            Notional               Rate                 Rate
             Amount              Received               Paid
            --------             --------               ----
            $13,929                5.75%                6.85%

NOTE H--POSTRETIREMENT PLANS

The Company and its affiliates, representing the mining operations of the Parent Company, sponsor defined benefit pension plans which cover substantially all salaried employees of the Company and its subsidiaries. Benefits under the plans are based on years of service and average compensation during certain periods. The Company's funding policy is to contribute within the range allowed by the applicable regulations. Plan assets are primarily listed stocks and U.S. bonds.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

The following is a detail of net periodic pension expense for all mining operations of the Parent Company:

                                                          December 31,
                                                     -----------------------
                                                      1996             1995
                                                     -------         -------
Service cost                                         $ 2,192         $ 1,805
Interest cost on projected benefit obligation          2,808           2,414
Actual return on plan assets                          (2,697)         (6,891)
Net amortization and deferral                            (71)          4,538
                                                     -------         -------
Net periodic pension expense                         $ 2,232         $ 1,866
                                                     =======         =======

The following sets forth the funded status of the plans:

   Actuarial present value of benefit obligation                   December 31,
                                                             -------------------------
                                                               1996             1995
                                                             --------         --------
   Vested accumulated benefit obligation                     $ 20,086         $ 19,034
   Nonvested accumulated benefit obligation                     2,780            3,313
                                                             --------         --------
   Total accumulated benefit obligation                        22,866           22,347
   Value of future salary projections                          14,948           17,738
                                                             --------         --------
   Total projected benefit obligation                          37,814           40,085

Fair value of plan assets                                      34,473           30,622
                                                             --------         --------
Projected benefit obligation in excess of plan assets          (3,341)          (9,463)
Amounts not recognized:

   Unrecognized net transition asset                             (670)            (838)
   Unrecognized net gain                                      (15,288)          (6,578)
   Prior service cost                                             646              705
                                                             --------         --------
   Pension obligation recognized                             $(18,653)        $(16,174)
                                                             ========         ========

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

NOTE H--POSTRETIREMENT PLANS--continued

Assumptions used in accounting for the defined benefit plans:

                                                      December 31,
                                                   ------------------
                                                   1996         1995
                                                   ----         ----
Weighted average discount rates                    8.00%        7.50%

Rate of increase in compensation levels            5.00%        4.50%

Expected long-term rate of return on assets        9.00%        9.00%

The Company and its subsidiaries participate in a defined contribution plan sponsored by the Company which covers substantially all salaried employees. The plan provides for employee contributions to be matched, by the respective company, up to a limit of 5% of the employee's salary. Company contributions to the plan were approximately $2,773,000 and $2,515,000 in 1996 and 1995, respectively.

NOTE I--OTHER POSTRETIREMENT BENEFITS

The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service. Under the provisions of the Agreements of three subsidiaries, costs will be recovered as a cost of coal tonnage sold. Because SFAS 106 is not material to the Company's results of operations and financial condition, the detailed disclosures required by SFAS 106 have not been presented.

Coteau and Sabine established Voluntary Employees' Beneficiary Association
(VEBA) trusts in 1993 to provide for such future retirement benefits. Coteau and Sabine made cash contributions to the VEBA trusts of approximately $364,000 and $462,000 in 1996 and 1995, respectively. Contributions made to an IRS approved VEBA trust are irrevocable and must be used for employee benefits.

NOTE J--COMMITMENTS

Certain mining equipment leased by Coteau, Falkirk, and Sabine is capitalized for financial statement purposes. Under the provisions of the Agreements, the customer is required to pay, as part of the cost of coal purchased, an amount equal to the annual lease payments. Interest expense and amortization in excess of annual lease payments are deferred and are recognized in years when annual lease payments exceed interest expense and amortization.

Interest paid on notes and capitalized lease obligations amounted to approximately $13,775,000 and $15,841,000 in 1996 and 1995, respectively.

Assets recorded under capitalized lease obligations are included with property, plant and equipment and consist of the following:

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

NOTE J--COMMITMENTS--continued

                                        December 31,
                                ---------------------------
                                   1996              1995
                                ---------         ---------
   Plant and equipment          $ 198,744         $ 201,048

   Accumulated amortization       (87,077)          (78,291)
                                ---------         ---------
                                $ 111,667         $ 122,757
                                =========         =========

Capitalized lease obligations are renewable for additional periods at terms based upon fair market value of the leased items at the renewal dates.


During 1996 and 1995, subsidiaries of the Company incurred capitalized lease obligations of approximately $1,839,000 and $17,985,000, respectively, in connection with lease agreements to acquire plant and equipment.

Future minimum lease payments as of December 31, 1996, for all capitalized lease obligations are as follows:

     1997                                                  $        22,624
     1998                                                           21,918
     1999                                                           21,518
     2000                                                           20,609
     2001                                                           20,342
     Thereafter                                                    120,061
                                                           ---------------
     Total minimum lease payments                                  227,072
     Amounts representing interest                                 (78,891)
                                                           ---------------
     Present value of net minimum lease payments                   148,181
     Current maturities                                            (11,551)
                                                           ---------------
                                                           $       136,630
                                                           ===============

The Company is committed under non cancelable operating leases, The Parent Company is not obligated under operating lease agreements of the Company. Minimum lease payments as of December 31, 1996, as follows:

     1997                                                   $    2,710
     1998                                                        1,788
     1999                                                        1,225
     2000                                                        1,074
     2001                                                        1,074
     Thereafter                                                  4,295
                                                            ----------
                                                            $   12,166
                                                            ==========



THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

Rental expenses for all operating leases amounted to approximately $2,000,000 and $992,000 during 1996 and 1995, respectively.

At December 31, 1996, the unexpended portion of capital expenditures authorized by the respective boards of directors, and customers where required, of the Company and its subsidiaries approximated $54,188,000, of which $49,361,000 is being financed under the arrangements with public utilities served by the subsidiaries.

NOTE K--INCOME TAXES

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent Company. The Company and each of its subsidiaries entered into a tax-sharing agreement with the Parent Company under which federal income taxes are computed by the Company and each of its subsidiaries on a separate return basis. The current portion of such tax is paid to the Parent Company. During 1996 and 1995, the federal and state income taxes paid by the Company were approximately $8,464,000 and $12,122,000, respectively.

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and percentage depletion.

Provision for income taxes consists of the following:

                                    Year Ended December 31,
                                    -----------------------
                                      1996            1995
Federal                             $ 7,278         $8,795
State                                 1,296            355
                                    -------         ------
  Total current tax expense         $ 8,574         $9,150
                                    =======         ======

Federal                             $ 1,401         $1,399
State                                   (89)           291
                                    -------         ------
  Total deferred tax expense        $ 1,312         $1,690
                                    =======         ======


A summary of components of the net deferred tax assets (liabilities) included in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities are as follows:

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

NOTE K--INCOME TAXES--continued

                                                        December 31,
                                                  ------------------------
                                                    1996             1995
                                                  --------         --------
Current portion:
  Accrued expenses and reserves                   $    521         $    448
  Inventory                                            (40)             (37)
                                                  --------         --------
    Total current                                 $    481         $    411
                                                  ========         ========

Long-term portion:
  Depreciation, depletion and amortization        $(23,379)        $(19,522)
  Pensions                                           5,527            5,714
  Installment sales                                 (1,211)            (928)
  Partnership investment                            (1,796)          (1,811)
  Deferred compensation                              1,700            1,327
  Other - net                                         (693)          (3,936)
                                                  --------         --------
      Total long-term                             $(19,852)        $(19,156)
                                                  ========         ========


The current portion of deferred income taxes shown above, a net deferred tax asset, is included in other current assets in the accompanying consolidated balance sheets.

NOTE L--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure about the fair value of financial instruments. Carrying amounts for cash and cash equivalents and revolving credit approximate fair value. The fair value of notes receivable and payable is estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Company for bank loans with similar terms and average maturities. The fair value compared to the carrying value are summarized as follows:

                               December 31,
                          ----------------------
                           1996            1995
                           ----            ----
FAIR VALUE:
  Notes receivable        $ 3,906        $ 5,023
  Notes payable           $27,176        $29,367

CARRYING VALUE:
  Notes receivable        $ 2,621        $ 3,790
  Notes payable           $27,061        $29,053



THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1996 and 1995

NOTE M--TRANSACTIONS WITH AFFILIATED COMPANIES

Costs and expenses include net receipts from the Parent Company and other subsidiaries of the Parent Company. These receipts approximated $1,185,000 in 1996 and $1,150,000 in 1995 for administrative and other services.

The note receivable from Parent Company of $41,952,000 in 1996 and $14,939,000 in 1995 is a demand note, with interest of 5.94% at December 31, 1996, and 5.78% at December 31, 1995.